Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Wheels Up Experience Inc. (formerly Aspirational Consumer Lifestyle Corp.) on Form S-1 of our report dated March 15, 2021, except for the effects of the restatement discussed in Note 2 and 9 and the subsequent events discussed in Note 11C and 11D as to which the date is May 5, 2021, which includes an explanatory paragraph as to the company’s ability to continue as a going concern with respect to our audit of Wheels Up Experience Inc. (formerly Aspirational Consumer Lifestyle Corp.) as of December 31, 2020 and for the period from July 7, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Marcum llp

Melville, NY

August 3, 2021